

RECEIVED
2006 SEP 14 A 8:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Secretary-General





Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

September 6th, 2006

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of September 5th and 6th 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
SEP 18 2006
THOMSON
FINANCIAL



Olivier Van Herstraeten
Secretary General
Dexia S.A.



Dexia SA
Square de Meeûs 1 - B-1000 Brussels - Tel. : +32 2 213 57 00 - Fax : + 32 2 213 57 20
Internet : http://www.dexia.com - Account number 068-2113620-17 - Company number BE 0458.548.296
7 à 11 quai André Citroën - B.P. 1002 - F-75901 Paris cedex 15

PRESS RELEASE



Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 213 50 01 – F. : 02 213 50 80 – pressdexia@dexia.com
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

05/09/2006
21 p.

Activity and results as of June 30, 2006

ANOTHER STRONG QUARTER

- **Robust activity and good financial performances especially in Public Finance**
- **Earnings per share up 15.8% at EUR 0.53**

SECOND QUARTER 2006

Net income – Group share:	**EUR 584 million**	**+15.2% on Q2 2005**
Earnings per share:	**EUR 0.53**	**EUR 0.46 in Q2 2005**

FIRST HALF 2006

Net income – Group share:	**EUR 1,351 million**	
Variance over H1 2005 - reported:		**+37.6%**
- underlying:***		**+14.7%**
Earnings per share*:	**EUR 1.24**	**+39.1% on H1 2005**
Return on equity:**	**24.3%**	**19.3% in H1 2005**
Tier 1 ratio:	**9.9%**	**10.3% as of Dec. 31, 2005**

*Undiluted; ** Annualized; ***Excludes nonrecurring items and marked-to-market variations on FSA's CDS portfolio.

I. CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2006

The Board of Directors of Dexia met on September 5, 2006 and approved the Group's financial statements as of June 30, 2006.

Consolidated statement of income*

in millions of EUR	Q2 05	Q2 06	Variation	H1 2005	H1 2006	Variation
Income	1,443	1,678	+16.3%	2,896	3,464	+19.6%
Costs	- 793	- 839	+5.8%	- 1,566	- 1,659	+5.9%
Gross operating income	**650**	**839**	**+ 29.0%**	**1,330**	**1,805**	**+35.7%**
Cost of risk	40	-61	n.s.	-50	- 61	+22.0%
Impairment on (in)tangible assets	1	0	n.s.	+ 1	0	n.s.
Tax expense	-171	-173	+1.2%	-272	-352	+29.4%
Net income	**520**	**605**	**+16.3%**	**1,009**	**1,392**	**+38.0%**
Minority interests	13	21	+ 61.5%	27	41	+51.9%
Net income – Group share	**507**	**584**	**+ 15.2%**	**982**	**1,351**	**+37.6%**
Cost-income ratio	55.0%	50.0%	-	54.1%	47.9%	-
ROE (annualized)	19.8%	20.5%	-	19.3%	24.3%	-

* audited statement of income (limited review).

Net income – Group share amounted to EUR 584 million in the second quarter of 2006, up EUR 77 million (+15.2%) over the same period of 2005. Excluding the non-operating items, amounting to EUR 43 million in Q2 2006 versus EUR 72 million in Q2 2005, and on a pro forma basis, the underlying[1] net income – Group share reached EUR 541 million, a EUR +105 million progression (+24.1%), a growth rate well above the average of the five previous quarters (+18.2%). This strong increase stemmed from the very good underlying performances of all the business lines and in particular from Public Finance which increased by 23.5%, but also Personal Financial Services (+13.3%), Asset Management, Insurance and Investor Services (+50.3%) and Treasury and Financial Markets (+40.2%).

In the first half of 2006, the net income – Group share stood at EUR 1,351 million, up 37.6% over the first half of 2005. The creation of the joint venture RBC Dexia Investor Services in the first quarter of 2006 contributed materially to the "non-operating" net income, by generating a gain of EUR 227 million, out of a total of EUR 304 million in the period, compared to EUR 70 million in the same period of 2005. Excluding the non-operating items and on a pro forma basis, the underlying net income – Group share progressed by EUR +135 million or +14.7% (+14.0% at a constant exchange rate).

[1] "Underlying" results exclude the non-operating factors, i.e. both the nonrecurring elements of the period, described and quantified individually, and also the variations of the marked-to-market value of FSA's CDS portfolio. The latter instruments being classified as derivatives, the variation of their market value during the reporting period is taken as a trading result; this treatment under IAS 39 is however deceptive for a good understanding of the economic results, as this portfolio is composed of AAA-rated instruments, which FSA is committed to insure until maturity. Thus, the positive or negative marked-to-market variations on this book in any period are not underlying results, as they will eventually add up to zero.

Total income amounted to EUR 1,678 million in the second quarter of 2006, up +16.3% compared to the level of the second quarter 2005. As will be seen below, all commercial business lines contributed positively, especially Public Finance, which posted a robust increase of +13.8% (underlying).
Total income of the first half of 2006 reached EUR 3,464 million, up EUR 568 million. During the period, the revenues stemming from Central Assets and non-operating factors amounted to EUR 390 million, i.e. EUR 268 million higher than in the equivalent period of 2005, principally due to the effect of the joint venture transaction "RBC Dexia Investor Services" in the first quarter 2006. Excluding the non-operating factors, revenues were up 10.0% (9.3% without the positive effect of the foreign exchange). The growth of underlying revenues in the commercial business lines was respectively: +12.8% in Public/Project Finance and Credit Enhancement; +2.4% in Personal Financial Services; +25.6% in Asset Management, Insurance and Investor Services and +22.1% in Treasury and Financial Markets – see below.

Costs stood at EUR 839 million in the second quarter of 2006, a EUR 46 million or 5.8% increase (up 6.6% on an underlying basis). When neutralizing the growth effect of the business lines developments and the exchange rate effect, cost increases stand at EUR 33 million, up 4.3% (versus 4.7% in the first quarter).
In the first half of 2006, costs stood at EUR 1,659 million, up 5.9%. Without the effects of the business lines developments and the currency effect, the growth rate would have been EUR +65 million or +4.2%.

The **cost-income ratio** stood at 47.9%, in the first half of 2006, much below the level of the first half 2005 (54.1%), because of the one-off item discussed above. The underlying cost-income ratio has improved from 54.8% to 53.0% in one year, a good achievement when considering the expenses made for the various developments discussed above.

The **gross operating income** amounted to EUR 839 million in the second quarter of 2006, up 29.0% compared to the second quarter of 2005. The underlying gross operating income was EUR 768 million, a 22.8% positive variation in one year. As will be seen below, the underlying performance of the business lines has been, this time again, more than satisfactory, especially in Public Finance, where a +18.7% growth was achieved, in Asset Management, Insurance and Investor Services (+60.6%) and in Treasury and Financial markets (+62.6%) – see detailed analysis below.
The gross operating income reached EUR 1,805 million in the first half of 2006, up 35.7% compared to the first half of 2005 and +14.2% on the underlying basis.

The **cost of risk** amounted to EUR 61 million in the second quarter of 2006, compared to a write back of EUR 40 million in the same period in 2005. Excluding the non-operating elements, the underlying cost of risk totaled EUR 18 million, a slight increase in the period (EUR +3 million), but remained however at a very low level. The trend in the first half shows also a little increase (EUR +9 million) from a year ago on an underlying basis. The cost of risk ratio (net annualized charge as a percentage of total outstandings) for banking activities remained at 1.7 basis point, near the historic lowest point.

Tax expense (comprising both current and deferred tax) amounted to EUR 173 million in the second quarter of 2006, up EUR 2 million compared to the same period of 2005. These amounts include non-operating items detailed in the Activity Report Q2 2006 page 22. If those were excluded, the underlying tax charge increase would have been EUR +25 million

compared to the second quarter of 2005. In the first six months of 2006, the tax expense stood at EUR 352 million, up EUR 80 million compared to the same period of 2005 (or EUR +24 million for the underlying amount).

Return on equity (ROE – annualized) in the second quarter of 2006, reached 20.5% whereas it stood at 19.8% in the same quarter of the previous year. It stood at 24.3% in the first half of 2006 compared to 19.3% in the first half of 2005. This strong increase is largely explained by the gain on the joint venture transaction discussed above. Excluding the effect of that transaction, the ROE would have been 20.2%.

Earnings per share (EPS) reached a very satisfying EUR 0.53 in the quarter (undiluted), up 15.8% from the second quarter of 2005. Excluding the non-operating items, the underlying EPS stood at EUR 0.50, up 24.8% from the second quarter of 2005. On a half-year basis, the EPS improved also from EUR 0.89 reached at the second half of 2005 to EUR 1.24 in the second half of 2006.

Group tier 1 ratio[2] stood at 9.9% versus 10.3% at March 31, 2006 and at the end of 2005. Taking 50% of the hybrid capital instruments, the tier 1 ratio stood at 9.4% as of June 30, 2006, a relatively modest decline compared to the 9.8% reached three months ago. This slight decrease stems notably from the growth of earning assets particularly in Public Finance (total group risk-weighted assets up 6.6% in the last three months).

As previously indicated Dexia intends, in the context of the financing of its acquisition of DenizBank, to effect a capital increase in order to raise approximately EUR 1 billion and to issue hybrid tier 1 securities for approximately EUR 500 million. Further information regarding these proposed transactions, including the exact size of the capital increase, will be provided in due course. On the basis of the current progress in obtaining the necessary regulatory approvals, the closing of the acquisition of the controlling stake in DenizBank is currently expected to take place in early Q4 2006.

Outlook

This quarter again Dexia kept the pace of growth with more than 15% of earnings per share and ROE in excess of 20%. Following a very good start in the first half, 2006 promises to be another good year for Dexia. An update of the mid-term targets of Dexia will be presented on September 26, 2006.

II. ACTIVITY AND UNDERLYING RESULTS OF THE BUSINESS LINES

1. Public/Project Finance and Credit Enhancement

Activity

Long-term commitments went up to EUR 245.4 billion at the end of the second quarter of 2006, a 17.0% increase (+18.0% at constant exchange rate) over the last twelve months, which was notably pulled by the activity conducted in Italy, America and that booked at Headquarters. The growth was particularly sustained in corporate and project finance, with

[2] For the calculation of this ratio, the profit for the period minus the dividend (estimated for the first six months of 2006) is included in the equity.

originations of the six-month period multiplied by two, and outstandings commitments reaching EUR 28.2 billion, a EUR 10.7 billion increase in one year. This was notably due to some large mandates won in the infrastructure and the PFI-PPP sector. In Public Finance alone, long-term commitments reached EUR 217.2 billion (up 13.0% over the twelve months from June 2005 to June 2006).

Regionally, commercial performances were as follows:

- In **France**, long-term commitments amounted to EUR 58.1 billion, showing a robust 6.1% growth over the last twelve months. In the context of sustained activity due to the near end of municipal mandates and the effective transfer of responsibilities to the regions and departments, Dexia managed to increase its new originations to EUR 4.6 billion (+40.2% from the first half of 2006 to the same period of the previous year). Activity with the large and the medium-sized clients was particularly buoyant with a production increase of respectively 37% and 86%. Of note, the activity was also very dynamic in corporate and project finance, with originations reaching EUR 0.7 billion in the first half.
- In **Belgium**, total long-term commitments amounted to EUR 31.4 billion, up 6.3% over the same period last year. In the mature Public Finance market, Dexia maintained its strong market position leading to a growth of nearly 5% of the outstanding. In Corporate and Project Finance, the first half of 2006 new production increased strongly by 54.1%, reflecting a very successful commercial activity, in line with the strategy of growth defined for this segment.
- In **Luxembourg**, long-term commitments amounted to EUR 1.8 billion, a 2.8% increase in one year.
- In **Italy**, the long-term commitments reached EUR 35.4 billion as of June 30, 2006, up 17.7% over twelve months. The long-term originations in Public Finance amounted to EUR 3.1 billion, well above Dexia Crediop's usual market share. In the first half of 2006, Dexia Crediop was particularly successful in international bond issues and swaps. Dexia Crediop closed many transactions such as the securitization of health receivables of the Lazio Region (lead underwriter of EUR 1.8 billion) or the EUR 2.0 billion international bond issue for the Campania Region (co-lead manager position).
- In **Iberia**, long-term commitments totaled EUR 8.1 billion, up 30.6% over the last twelve months. In the first half of 2006, Dexia Sabadell Banco Local (DSBL) won the mandates of co-arranger in the 30 year term bond issues for the *Generalitat de Cataluña* and for the Autonomous Community of Canarias. In the Project Finance area, DSBL co-arranged the EUR 222 million financing for a hospital in the area of Madrid, which was the first Spanish hospital-Public Private Partnership ever concluded and the financing of the *Ciudad Judicial de Barcelona.*
- In the **United Kingdom**, long-term commitments reached EUR 7.4 billion (up 28.0% on one year earlier). The long-term originations decreased in the first half of 2006 in a context of reduced demand, partly linked to the interest rate increase. In corporate and project finance, Dexia Public Finance Bank London pursued its dynamic activity in PFIs.
- In **Central and Eastern Europe** (CEE), long-term commitments are now standing at EUR 4.6 billion, twice the level reached at the end of the first half of 2005. The long-term originations keep increasing at a high pace (+19.9% in the first half of 2006) with sovereign debt transactions concluded during the period, as well as loans granted to municipalities and notably in Poland, in the Czech Republic and in Romania.

- In **America**, long-term commitments amounted to EUR 43.1 billion, up 14.0% in one year, whereas originations decreased slightly (-4.5%) in the first half of the year due to lesser volumes of bond issuances in the market and lower demand for liquidity guarantees. Dexia kept building up its loan book in Project Finance with a very strong first half of 2006. Among other, the New York branch co-arranged the USD 4.1 billion financing of the Indiana Toll Road transaction. The Canadian branch co-arranged the largest ever signed PPP in Canada (CAD 1 billion) with the Golden Ears Bridge in Vancouver.
- In **Mexico**, after obtaining in November 2005 its banking license, Dexia already concluded four transactions for a total amount of EUR 285 million.
- In **Germany**, commitments reached to EUR 28.7 billion, up 13.2% in one year. It is worth mentioning that Dexia's Frankfurt office increased its long-term originations by 12.0% in the first half of 2006 over last year with among other, a 56.0% rise in the amount of structured loans signed with local authorities.
- The activities conducted directly from **headquarters** and in **other countries** kept increasing, with long-term commitments reaching EUR 22.1 billion (up 87.1% in one year). Originations in the Japanese bond market were still buoyant in the first half of 2006. Of note, in Switzerland, Dexia has concluded its first loan to a hospital, with a guarantee structure that will be applied in other transactions. The corporate and project finance activities have experienced the strongest growth (+183.8%) with long-term originations amounting to EUR 3.2 billion during six months. In the infrastructure project area, Dexia arranged for instance the refinancing of the Hungarian M6 motorway for EUR 0.4 billion. Th first PPP transaction of the kind was realized through a bond issue, guaranteed by FSA. Dexia is also active in many other fields, notably in the water and the energy sectors, often with a monoline guarantee. It is to be noted that some transactions originated by different entities are booked in headquarters, especially when the final take exceeds the single risk limit of the related local entity.
- In **Austria**, the commitments of Kommunalkredit Austria (KA) reached EUR 21.4 billion at the end of the first half of 2006 (up 41.1% in one year) and the number of new originations doubled in the meantime.

Long-term commitments - Public/Project Finance

in billions of EUR	June 30, 2005	June 30, 2006	Variation
Belgium	29.5	31.4	+ 6.3%
France	54.8	58.1	+ 6.1%
Luxembourg	1.8	1.8	+ 2.8%
The Netherlands	0.8	1.0	+ 23.8%
United Kingdom	5.8	7.4	+ 28.0%
Sweden	3.5	3.7	+ 4.8%
Italy	30.1	35.4	+ 17.7%
Iberia (Spain & Portugal)	6.2	8.1	+ 30.6%
Germany	25.4	28.7	+ 13.2%
Central and Eastern Europe	2.3	4.6	x 2.0
America	37.8	43.1	+ 14.0%
Other	11.8	22.1	+ 87.1%
Total	**209.7**	**245.4**	**+ 17.0%**

The **debt management** activity has been very strong again in France in this first half of 2006, reaching EUR 6.7 billion of transactions over the six months (+31% year on year). In Italy, the debt management activities were also very dynamic with EUR 0.8 billion debt restructured (versus EUR 0.5 billion in the same period of 2005). In Belgium, the activity reached EUR 0.8 billion, a decrease that was expected in view of the success of the campaign of the previous year.

Short-term loan commitments amounted to EUR 20.4 billion at June 30, 2006 (up 4.1% compared to the first half of 2005). This increase is primarily due to the good activity in France (up 20% compared to the same period of 2005)

Deposits and assets under management for the business line's customers have continued to increase to EUR 30.2 billion at the end of June 2006, a 9.0% increase within one year. A very strong progression was experienced in France (+31%) and in Luxembourg (+12%). In Belgium, assets under management progressed by EUR 0.4 billion in the corporate and project finance segment.

Finally, regarding **insurance services** (excluding FSA): Dexia Sofaxis collected premiums of EUR 361 million during the first six months of 2006, a 5% increase compared to the same period of last year. The premiums collected by Dexia Insurance reached EUR 315 million, a 10% decrease in life contracts and a 11% increase in the non life contracts.

Regarding ***FSA***[3] (Financial Security Assurance), business environment was contrasted among its different market segments during the first half of 2006.
The US municipal market fell down by 15% and the insurance penetration came back to a more normal level of 50%. In this context, FSA insured approximately 22% of insured issues. The gross present value (PV) premiums remained approximately flat compared to the first half of 2005, with FSA collecting USD 167 million. The PV-premiums increased in the second quarter owing to a significant rise in health care originations which tend to benefit from higher premiums.
In the US asset-backed securities (ABS) sector, originations increased by 4.9% in gross par insured, reaching USD 13.2 billion, and decreased by 55.7% in PV-premiums originated to USD 53.1 million. This decrease reflected the tight spreads and the very high quality of the business originated but also the conservative underwriting standards and pricing discipline of FSA.
On the opposite direction, in the international market, FSA was very successful, with gross par insured increasing by 36.5% to USD 9.5 billion at the end of June 2006 and the gross PV-premiums reaching USD 152 million, a growth of 80.8%. This strong production was almost entirely the result of the execution of ten transactions completed in public infrastructure in the second quarter of 2006.

[3] For more details, see press release dated August 9, 2006, available on the company website www.fsa.com.

Underlying* results – Public/Project Finance and Credit Enhancement

in millions of EUR	Q2 2005	Q2 2006	Var.	Var. at constant exch. rate	H1 2005	H1 2006	Var.	Var. at constant exch. rate
Income	546	621	+ 13.8 %	+ 11.8 %	1,087	1,226	+ 12.8 %	+ 11.8 %
Costs	- 185	- 193	+ 4.2 %	+ 2.9 %	- 365	- 390	+ 7.0 %	+ 6.4 %
Gross operating income	361	428	+ 18.7 %	+ 16.3 %	722	835	+ 15.7 %	+ 14.5 %
Net income – Group share	**236**	**292**	**+ 23.5 %**	**+ 20.9 %**	**474**	**564**	**+ 19.2 %**	**+ 17.8 %**
Cost-income ratio	33.9 %	31.0 %	-	-	33.6 %	31.8 %	-	-
ROEE**	22.8 %	23.9 %	-	-	22.8 %	23.1 %	-	-

* i.e. excluding non-operating items; pro forma for Q2 2005 and H1 2005.
** Return on economic equity, annualized.

Net income – Group share for the first half of 2006 amounts to EUR 564 million (+19.2% compared to first half of 2005 and +17.8% at constant exchange rate), well above Group medium-term targets. It was EUR 292 million in the second quarter of 2006 (+23.5%, and +20.9% at constant exchange rate). This strong performance stemmed from revenues increasing faster than costs and tax expense.

Total **income** of the business line, at EUR 1,226 million, posted a very robust increase of +12.8% (+11.8% at constant exchange rate) over the first half of 2006. Nearly every entity experienced a strong revenue growth, leading to this solid EUR 139 million revenue increase. The growth came mostly from France, Italy, Belgium and America, with both Public Finance and Corporate & Project Finance contributing. FSA played its part in this increase, with revenues in the first half of 2006 reaching EUR 264 million (+23.3% over first half of 2005). In the second quarter, underlying income stood at an even higher level than in the first quarter of 2006, at EUR 621 million, up 13.8% (11.8% at constant exchange rate) on the same quarter of last year.

Costs stood at EUR 390 million in the business line in total, up 7.0% (+6.4% at constant exchange rate). As previously reported, this increase is mostly explained by the significant development of the franchise and book of assets of Dexia worldwide, but also by some IT projects and specificities at FSA (among other a lower deferral rate, costs linked to the refunding and currency fluctuations). In the second quarter, costs stood at EUR 193 million, up 4.2% (+2.9% at constant exchange rate) compared to the second quarter of 2005.

As a result, underlying **gross operating income** amounted to a very satisfactory EUR 835 million in the first half of 2006, a 15.7% increase compared to the same period last year, and 14.5% at constant exchange rate. The increase reached in the second quarter of 2006 was an excellent 18.7% in one year or 16.3% at constant exchange rate.

The substantially lower progression of the costs added to the progression of the revenues headed to an improved **cost-income ratio** (31.8% in the first half of 2006 coming from 33.6% in the first half of 2005).

The **cost of risk** for the first half of 2006 amounted to EUR 24 million, above the level of charge of the same period of 2005 (EUR 7 million). Despite the increase, the cost of risk remained in the region of its historic lows.

The business line's **return on economic equity** (ROEE annualized) during the first half stood at 23.1% i.e. slightly above the level of the previous year.

2. Personal Financial Services

Activity

As of June 30, 2006, total customer assets amounted to EUR 125.5 billion, a 4.9% increase in one year, and +2.6% since the beginning of the year, of which EUR 4.2 billion were net cash inflows.
The second quarter of the year was impacted by an unfavorable market effect which has offset the positive organic growth; without this market impact, the asset growth would have been EUR 2.1 billion (+1.7%) in the second quarter. The marketing campaigns in Belgium, coupled with the demand for mutual funds and life-insurance products resulted in growth of the off-balance-sheet products sales and of the insurance business, whilst the balance-sheet products increased only slightly.

For the business line, on-balance-sheet customer assets stood at EUR 54.5 billion as of June 30, 2006, up 2.3% from a year ago. Off-balance-sheet assets reached EUR 60.8 billion at the end of the first half 2006, up 5.2% from a year ago. Life insurance assets were EUR 10.2 billion as of June 30, 2006, up 19.5% from a year ago.

In **retail banking**, total customer assets reached EUR 82.3 billion as of June 30, 2006, up 2.1% over the last twelve months (or EUR +1.7 billion). Balance-sheet products outstanding amounts decreased on a twelve-month basis with a 12.0% decline of savings bonds (including term deposits), offset by the increase of life-insurance products (+15.8%) and mutual funds (+7.0%). Of note, in the second quarter of 2006, in an unfavorable stock market environment, the commercial campaign on fee-earning products leveraged the life-insurance products but registered a more limited impact on mutual funds. The outstanding bonds issued by the Group increased by a modest 1.2% in one year, due to a high level of redemptions.

Private banking customer assets increased to EUR 43.2 billion as of June 30, 2006, up 6.0% in six months, and 10.7% in twelve months. The second quarter's context on stock markets led to a significant change in the asset allocations. Mutual funds suffered from the negative market effect whilst cash-management products, deposits and monetary funds went up. The increase in cash management was EUR 0.4 billion in one year, and EUR 1.0 billion in deposits. As in the retail segment, Private banking benefited from the marketing campaigns of Dexia Personal Financial Services, notably for life-insurance products.

Customer assets (at quarter end)

in billions of EUR	June 05	Sept.05	Dec. 05	March 06	June 06	Variation June 06 / Dec. 05	Variation June 06 / June 05
Balance-sheet products (Deposits, savings bonds…)	53.3	52.6	52.3	53.1	54.5	+ 4.3%	+ 2.3%
Off balance-sheet products (Mutual funds, Securities…)	57.8	59.9	60.5	62.4	60.8	+ 0.6%	+ 5.2%
Insurance (Life insurance technical reserve)	8.5	8.9	9.6	10.0	10.2	+ 6.0%	+ 19.5%
Total customer assets	**119.6**	**121.4**	**122.3**	**125.6**	**125.5**	**+ 2.6%**	**+ 4.9%**
of which retail banking	*80.6*	*80.9*	*81.5*	*82.6*	*82.3*	*+0.9%*	*+2.1%*
Of which Private banking	*39.0*	*40.5*	*40.8*	*43.0*	*43.2*	*+6.0%*	*+10.7%*

Outstanding loans to retail and private customers stood at EUR 30.6 billion as of June 30, 2006, up 7.2% in six months, and up 15.0% in one year. This increase was largely driven by the mortgage loans activity (respectively +8.1% and +17.7%), in an environment of fierce competition bearing on margins. The consumer loans also rose in six months to reach EUR 2.4 billion (+7.3%). Of note, since the second Quarter of 2006, the level of refunding has started to decrease.

Customer loans (at quarter end)

in billions of EUR	June 05	Sept.05	Dec. 05	March 06	June 06	Variation June 06 / Dec. 05	Variation June 06 / June 05
Mortgage loans to retail customers	15.7	16.3	17.1	17.8	18.5	+ 8.1%	+ 17.7 %
Consumer loans to retail customers	2.3	2.3	2.3	2.3	2.4	+ 7.3%	+ 5.9 %
Loans to SMEs and self-employed	6.2	6.2	6.4	6.4	6.4	+ 0.3%	+ 3.0 %
Loans to Private banking customers	2.4	2.7	2.9	2.8	3.3	+ 17.0%	+ 36.5 %
Total customer loans	**26.6**	**27.4**	**28.6**	**29.3**	**30.6**	**+ 7.2%**	**+ 15.0 %**

Underlying* results – Personal Financial Services

in millions of EUR	Q2 2005	Q2 2006	Variation	H1 2005	H1 2006	Variation
Income	551	561	+ 1.7 %	1,095	1,121	+ 2.4 %
Costs	- 385	- 393	+ 2.2 %	- 769	- 786	+ 2.2 %
Gross operating income	167	168	+ 0.6 %	325	335	+ 2.9 %
Net income – Group share	**112**	**127**	**+ 13.3 %**	**217**	**246**	**+ 13.3 %**
Cost-income ratio	69.7 %	70.1 %	-	70.3 %	70.1 %	-
ROEE**	25.4 %	28.0 %	-	24.7 %	27.2 %	-

* i.e. excluding non-operating items; pro forma for Q2 2005 and H1 2005.
** Return on economic equity, annualized.

Net income – Group share of the business line for the first six months of 2006 amounted to EUR 246 million, up 13.3% compared to the same period of 2005. It stood at EUR 127 million in the second quarter of 2006, up 13.3% on the same quarter of the previous year. This new improvement in underlying profitability – after three record years in terms of growth – was achieved through a favorable tax charge, a decreasing cost of risk combined with a tight cost control.

Total income for the first half of 2006 stood at EUR 1,121 million, up 2.4% compared to the first half of 2005, driven for a good part by the increase in net commissions (EUR +15 million). The level of commissions was boosted thanks to higher originations in off-balance-sheet products and insurance. The income progression was very satisfactory in Luxembourg, both in the retail and in the private banking segments. In Belgium, this favorable evolution was however mitigated by more pressure on spread income due to the high level of mortgage refunding in the past quarters, and the more competitive pricing in this class of products.
Second quarter total income stood at EUR 561 million, posting a 1.7% rise compared to the second quarter of 2005. Trends are essentially the same as in the first half. However, the unfavorable market effect and the increase of interest rates caused clients to prefer deposits and branch 21 products which are less profitable than the mutual funds and branch 23 products.

Costs for the first half of 2006 stood at EUR 786 million, a 2.2% increase compared to the same period of 2005, which is in line with the business line's target. Costs for the second quarter amounted to EUR 393 million, up 2.2% on the second quarter of 2005. This moderate progression reflects contrasted evolutions: the private banking segment continued to develop and notably in Luxembourg, leading to increase the commercial forces; in the retail segment, the cost base went down in absolute terms, due, among other, to the closure of 32 branches since the beginning of the year (bringing the total number of branches at 1,037 in Belgium).

As a result, **gross operating income** for the first half increased to EUR 335 million, up EUR 10 million one year earlier. The **cost-income ratio** continued to improve to reach 70.1% versus 70.3% for the same period of last year.

The **cost of risk** remained very limited at EUR 1 million for the second quarter and EUR 6 million in the first half (respectively -83.4% and -59.8% compared to the same period of last year).

The **return on economic equity** (ROEE annualized) thus reached 27.2% for the first six months of 2006, up from 24.7% for the same period in 2005.

3. Asset Management

Activity

Assets under management reached EUR 97.3 billion as of June 30, 2006, up 19.5% in one year. Since the beginning of 2006, the EUR 6.7 billion increase is the result of the very satisfactory organic growth (EUR +7.4 billion), with contrasted market effects within the period: positive in the first quarter of the year (EUR +1.2 billion), and not in the second quarter (EUR -1.9 billion). Net new cash came mainly from institutional clients (EUR 6.5

billion), and to a lesser extent from mutual funds catered to the retail clientele (EUR 0.4 billion) and from private mandates (EUR 0.4 billion). Total assets under management with institutional mandates reached EUR 25.7 billion at the end of the second quarter, a 18.1% increase compared to the level reached by the end of 2005. A similar evolution can be seen with the institutional funds which increased to EUR 21.7 billion as of June 30, 2006 (+6.9% compared to the end of December 2005). As of June 30, 2006, total assets under management distributed by the Institutional Sales Teams of Dexia Asset Management amounted to EUR 39.8 billion, a EUR 4.6 billion increase compared to the level at the end of 2005. Half of this new cash came from France, and nearly 25% from Australia, where a strong appetite has been expressed for equity products.

Underlying* results – Asset Management

in millions of EUR	Q2 2005	Q2 2006	Variation	H1 2005	H1 2006	Variation
Income	44	61	+ 39.0 %	90	121	+ 34.9 %
Costs	- 25	- 34	+ 38.0 %	- 49	- 65	+ 32.6 %
Gross operating income	19	27	+ 40.2 %	40	56	+ 37.7 %
Net income – Group share	**18**	**23**	**+ 30.0 %**	**38**	**48**	**+ 27.9 %**
Cost-income ratio	56.1%	55.7%	-	55.0 %	54.0 %	-
ROEE**	93.7%	83.9%	-	97.7 %	86.1 %	-

* i.e. excluding non-operating items; pro forma for Q2 2005 and H1 2005.
** Return on economic equity, annualized.

Net income – Group share of the business segment for the first half of 2006 amounted to EUR 48 million, up 27.9% compared to the first half of 2005. In the second quarter, the contribution was EUR 23 million, compared to EUR 18 million in the same quarter of 2005.

Revenues were up EUR 31 million at EUR 121 million (+34.9%) during the first semester and up EUR 17 million (+39.0%) in the second quarter of 2006. This income increase stemmed mainly from the increase of the management fees (in line with the volume of assets under management) and of the performance fees.

Costs increased (EUR +16 million in the first half of current year) in harmony with commercial development of the activity in home bases and new countries. The number of full-time employees has increased by 54 compared with last year.
Costs expressed as a percentage of AUM are at 13 basis points which compares very favorably with the industry.

The **gross operating income** reached EUR 56 million in the first half of 2006, a high 37.7% increase compared to first half of 2005. The **cost-income ratio** also improved to reach 54.0% versus 55.0% for the same period of last year.

The **return on economic equity** (ROEE annualized) decreased from 97.7% for the first six months of 2005 to a still very high 86.1% for the same period in 2006, as more economic equity has been allocated to this activity.

4. Insurance Services

Activity

In the **insurance** business, premiums amounted to EUR 1,057 million in the second quarter of 2006, compared to EUR 947 million in the first quarter of 2006 and EUR 823 million in the second quarter of 2005. The 21.3% gross written premiums increase in the first half of 2006 compared to the same period of the previous year is all the more satisfactory in the context of the new 1.1% tax in Belgium on insurance products. Commercial campaigns, offering reduced entry fees or increased guaranteed yield, were issued in the second quarter of 2006, in order to mitigate the new tax burden. 88% of insurance premiums in this first half of the year derived from life insurance, of which nearly 85% from branch 21 products, and the remaining 12% from non life insurance.

Underlying* results – Insurance Services

in millions of EUR	Q2 2005	Q2 2006	Variation	H1 2005	H1 2006	Variation
Income	54	77	+ 41.4 %	111	129	+ 15.8 %
Costs	- 30	- 35	+ 16.6 %	- 60	- 68	+ 14.1 %
Gross operating income	24	42	+ 71.7 %	51	60	+ 17.8 %
Net income – Group share	**18**	**29**	**+ 64.1 %**	**42**	**53**	**+ 26.4 %**
Cost-income ratio	55.1%	45.4%	-	53.9 %	53.1 %	-
ROEE**	11.2%	14.0%	-	13.3 %	12.8 %	-

* i.e. excluding non-operating items; pro forma for Q2 2005 and H1 2005.
** Return on economic equity, annualized.

Net income – Group share of the business segment reached EUR 53 million in the first half of 2006 (+26.4% in one year). In the second quarter, the contribution was EUR 29 million, compared to EUR 18 million in the same quarter of 2005. To recall, under the current business segmentation, Insurance Services cover only the "factory activities", i.e. they exclude the contribution of the distribution, which is largely located in the two main business lines of Dexia (Public/Project Finance and Personal Financial Services). For an overall reading, please refer to the focus below, including the report of Dexia Insurance Services as a wholly-owned subsidiary.

Revenues in the first half of 2006 are up EUR 18 million compared to the same period of 2005, stemming from several factors in opposite directions: higher financial revenues, both in interest income and realized gains, the first related to the increase of the average outstanding in branch 21 products but offset in the technical results, the latter counterbalanced by allowance for profit-sharing clauses.

Costs are up EUR 8 million, mainly due to the increase of the headcount (nearly 60 in one year), in connection with the various developments undertaken by the segment.

Focus on Insurance activities (excluding FSA and Sofaxis)

in millions of EUR	*Total gross written premiums*					
	Q2 2005	*Q2 2006*	*Variation*	*H1 2005*	*H1 2006*	*Variation*
Total premiums	***823***	***1,057***	***+28.4%***	***1,652***	***2,004***	***+ 21.3%***
Non life	***101***	***106***	***+5.0%***	***221***	***234***	***+ 5.7%***
Life	***722***	***951***	***+31.7%***	***1,431***	***1,771***	***+ 23.8%***
Branch 21 (classical life included)	*532*	*836*	*+57.1%*	*1,119*	*1,504*	*+ 34.5%*
Branch 23 (unit linked contracts)	*149*	*87*	*-41.9%*	*272*	*202*	*-25.8%*
Branch 26 (guaranteed/public sector)	*41*	*29*	*-30.2%*	*41*	*65*	*+60.0%*

Total premiums	***823***	***1,057***	***+28.4%***	***1,652***	***2,004***	***+21.3%***
Public/Project Finance	*159*	*148*	*-7.0%*	*342*	*314*	*-8.0%*
Personal Financial Services	*586*	*730*	*+24.6%*	*1,149*	*1,330*	*+15.7%*
Insurance Services	*78*	*179*	*+29.5%*	*161*	*360*	*+123.8%*

Insurance activities are carried out in the different business lines of the Group. Public/Project Finance (PPF) and Personal Financial Services (PFS) have both a distribution focus generating commission type revenues, whilst the "Insurance Services" segment handles the "manufacturing" functions, and generates essentially technical and financial revenues.

Within Dexia, insurance activity is largely a life business (88% of the total premiums collected in the first half of 2006). Geographically, the majority of the premiums are collected in Belgium (70%) and the balance comes essentially from France (mainly under the brand Dexia Epargne Pension) and Luxembourg (essentially via Dexia Life & Pensions).

Total gross written premiums collected in the first half of 2006 within all units of the Group (excluding the businesses of FSA and Dexia Sofaxis) amounted to EUR 2,004 million. PFS is the leading collector of premiums within the Group with 66% of the total, while 18% were directly collected through the Insurance Services segment, and the remaining 16% of the premiums were collected among the institutional clients of the PPF business line.

In the first half of the year, both the bank insurance channel in Belgium and Dexia Epargne Pension through its partnerships in France were able to display an important production level. The latter booked a record in its life production which increased by more than 65% to reach EUR 481 million. In addition to the commercial campaigns described above, a very successful training program was conducted at the Dexia Bank Belgium agents in order to enlarge the general knowledge in insurance products.

Total revenues amounted to EUR 241 million in the first half of 2006 (+8.0% over the same period of the previous year), i.e. nearly 8% of total Dexia Group's revenues. The respective contributions to the revenues of the business lines in the first six months of 2006 have been 5% from PPF, 44% from PFS, and 51% from the Insurance Services segment.

For the purposes of monitoring the insurance business within the Group, management looks at the originations of premiums, and "top line" contributions by business lines, as presented above, as the best proxy to activity performance. Financial performance, by contrast, is analyzed at the level of the consolidated financial statements of Dexia Insurance Services

(DIS) – as summarized in the table below – which represents by far the largest insurance unit within the Group.

Dexia Insurance Services

in millions of EUR	*Q2 05*	*Q2 06*	*Variation Q2 06 / Q2 05*	*H1 05*	*H1 06*	*Variation H1 06 / H1 05*
Revenues	*91*	*108*	*+ 18.0%*	*192*	*203*	*+ 5.9%*
Costs	*-52*	*-57*	*+ 8.4%*	*-104*	*-111*	*+ 7.2%*
Taxes and other	*-12*	*-17*	*+ 43.2%*	*-22*	*-18*	*- 15.2%*
Net income - Group share	***27***	***34***	***+ 25.9%***	***66***	***73***	***+ 10.8%***

In the first half of 2006, DIS generated EUR 203 million of total revenues, up 5.9% on the first half of 2005. This increase stems from several factors in different directions among which: i) the positive evolution of the outstanding amounts; ii) allowances to the technical reserves made in view of the capital gains realized in the period and allocated to the discretionary participation features of the contracts; iii) the reduction of front-end fees to mitigate the new tax cost in Belgium; iv) lower commission income with the life branch 23 products as the outstanding amounts decreased in the second quarter of 2006. The increase of costs reflects higher staff members in the French operations linked to the strong business developments made within Dexia Epargne Pension, and the various investment projects conducted through Dexia Insurance Belgium. Net income – Group share was favorably impacted by a low tax charge itself explained by the revenue mix (as previously reported).

5. Investor Services

Activity

Activity remained strong in the **Investor Services** area:

Total *assets under administration* by RBC Dexia Investor Services exceeded the two trillion threshold, amounting to USD 2,080 billion at the end of June 2006. This represents a 26.3% increase over the year and a 5.2% increase in three months, thanks notably to a strong organic growth. In the *transfer agent* activity, the number of shareholder accounts rose by 10.9% over the year and 5.0% over the quarter thanks mainly to the organic growth. The number of funds under administration in the *central administration* activity has experienced a 3.8% increase in twelve months and +2.0% in three months due to the strong organic growth. Of note, the administration activity was initiated in London in the second quarter of 2006 thanks to the use of the Luxembourg's tools. This should lead to extend significantly the activities in the UK and reflects the diversification of activities achievable owing to the new joint-venture between Dexia and Royal Bank of Canada.

Underlying* results – Investor Services

in millions of EUR	Q2 2005	Q2 2006	Var.	Var. at constant exch. Rate	H1 2005	H1 2006	Var.	Var. at constant exch. rate
Income	79	100	+ 27.2%	+ 12.1%	148	189	+27.4%	+19.4%
Costs	- 56	- 63	+ 11.8%	- 1.4%	- 108	- 122	+13.0%	+6.1%
Gross operating income	22	37	+ 66.1%	+ 46.2%	40	67	+65.8%	+54.8%
Net income – Group share	**15**	**24**	**+ 58.7%**	**+39.7%**	**26**	**43**	**+62.8%**	**+52.2%**
Cost-income ratio	71.6%	62.9%	-	-	72.7%	64.5%	-	-
ROEE**	110.7%	140.4%	-	-	98.9%	128.8%	-	-

* i.e. excluding non-operating items; pro forma for Q2 2005 and H1 2005.
** Return on economic equity, annualized.

Net income – Group share of the business segment is up EUR 17 million (EUR 14 million at constant exchange rate) to reach EUR 43 million. For its first semester of reporting as a separate entity, RBC Dexia Investor Services delivers a good start with a very strong contribution.

Revenues are up EUR 41 million (EUR 29 million at constant exchange rate) at EUR 189 million in the first half of 2006. The quarterly trend is positive with revenues increasing EUR 11 million from the first quarter to the second quarter of the year. The revenue growth stems from increased commissions, net interest and foreign exchange.

Costs are up 13.0% (6.1% at constant exchange rate) and are equally split between Luxembourg and Canada. Of note, in the central administration, activity increases require a reinforcement of the human resources, explaining mechanically a part of the cost increase.

The faster increase of revenues than the costs led to improve drastically the **cost-income ratio** which reached 64.5% in the first half of 2006 versus 72.7% for the same period of 2005.

6. Treasury and Financial Markets (TFM)

Activity

To recall, in December 2005, TFM was reorganized with a new structure including three segments.

The first one is the **Group Treasury** activity, which includes the teams in charge of the long and short term funding, and the management of liquidity. The long-term issuance (2 years and more) amounted to EUR 14.6 billion, of which EUR 10.4 billion bear the AAA signatures of Dexia Municipal Agency and Dexia Kommunalbank Deutschland. The average cost of the new issues this first half of 2006 continued to decrease, and the average life of the new issuances remained stable at 8.1 years. A significant part of the long-term funding was sourced, as previously, from private placements with institutions (58%). Short-term funding – managed by the money market team – was also very active, under its various usual forms: short-term bonds, commercial paper, certificate of deposits, interbank market, repurchase

agreements. It was also sourced with institutional clients, such as several central banks. This clientele increased by 44% year on year and now represents 17% of the total outstanding short-term borrowings of TFM.

The second one is the **Fixed Income** business, which manages the Credit Spread Portfolio, and runs the Securitization, Sales and Structured Finance teams. It also contributes to the development of the Public Sector Debt Origination and related Portfolio Management activities. The Credit Spread Portfolio activity experienced an amplification of its activity this semester, with a EUR 13.9 billion amount of new investments realized. The situation of spreads allowed taking good opportunities. All this led to a Credit Spread Portfolio standing at EUR 69.4 billion as of June 30, 2006. The new transactions were concluded at attractive conditions, adding to a portfolio of already excellent quality. Despite the strong increase of the portfolio, the risk-weighted asset level has remained unchanged since the beginning of the year. The exposures are largely made on financials (41%), structured credits (25%) and sovereigns (11%). About 99% of the portfolio is rated "investment grade" and 75% is AA-rated or better, with the investment lines mostly classified as available for sale (90%). Concerning securitization, where Dexia acts as an advisor, arranger and/or underwriter, the business performed also very well, with very important transactions concluded both in Europe (eight transactions) and in the United States (four transactions).

The third activity, **Market Engineering and Trading**, regroups all competences in the sectors of interest rates, foreign exchange and equities. It includes structuring teams working on transactions with, on the one hand, clients of the retail/private banking and, on the other hand, public sector clients. There has been a buoyant activity in this area, notably in France, where the structuring desk set a record in terms of production volume focused on debt restructuring. Finally, the foreign exchange activities were particularly active.

TFM is not only a strong revenue generator on its own, but it is also an important support unit for the other business lines – as indicated above when describing the fixed income and market engineering and trading activities – and for the Group as a whole regarding balance-sheet management. The amount of indirect revenues stemming from this close cooperation and booked in the other segments of the Group is estimated to be EUR 218 million in the first half of 2006 (it was EUR 152 million in the first half of 2005).

Underlying* results - Treasury and Financial Markets

in millions of EUR	Q2 2005	Q2 2006	Variation	H1 2005	H1 2006	Variation
Income	101	137	+ 36.1 %	237	290	+ 22.1 %
Costs	- 42	- 41	- 1.9 %	- 83	- 81	- 1.5 %
Gross operating income	59	97	+ 62.6 %	155	208	+ 34.7 %
Net income – Group share	**58**	**81**	**+ 40.2%**	**139**	**162**	**+ 16.4 %**
Cost-income ratio	41.1%	29.7%	-	34.8 %	28.1 %	-
ROEE**	23.7%	24.5%	-	28.5 %	24.4 %	-

* i.e. excluding non-operating items; pro forma for Q2 2005 and H1 2005.
** Return on economic equity, annualized.

The **net income – Group share** in the second quarter of 2006 in the Treasury and Financial Markets business line was very strong (EUR 81 million), up 40.2% compared to the same quarter of 2005, at the height of the first quarter of the year, which was record high. The net income – Group share for the first six months stood at EUR 162 million, up 16.4% on the first half of 2005. This good performance was largely pulled by the fixed income activity (EUR +21 million) but also the Market Engineering and Trading (EUR +8 million) segments, whilst the Treasury segment experienced a decrease of EUR -6 million.

The **income** amounted to EUR 290 million in the first half of 2006, EUR 53 million more than in the first six months of 2005 (+22.1%). The Fixed Income contributed 60%, and the remaining 40% was split nearly equally between the two other segments. The expansion of the CSP represented nearly half of the income increase. The Market Engineering and Trading activity performed also very well (EUR +37 million). The latter performance has to be analyzed in parallel with the increase of the tax expenses, as detailed below.

Costs went down 1.5% to EUR 81 million for the first half of 2006. To recall, the equity brokerage activities in France were restructured in 2005, bringing down the cost base in 2006.

The increase of the income and the lower costs led the **gross operating income** rising to a robust EUR 208 million (+34.7% year on year).

Finally, **tax expense** increased from EUR 14 million in the first half of 2005 to EUR 45 million in the first half of 2006. Half of this is explained by the increasing gross operating income and the other half by the accounting impact of the arbitrage strategies coming from the Market Engineering and Trading segments. As previously reported, those products embed cash and derivative instruments whose change in value may cause simultaneously both increased revenues and taxes at times, or reduced revenues and taxes at other times.

The **return on economic equity** (ROEE) continued to stand at the very satisfactory level of 24.8% (annualized).

III. CENTRAL ASSETS AND NON-OPERATING ITEMS

As one of the five analytical segments in the organization, "Central Assets" mainly records the revenues on excess capital, corporate holdings (dividends, capital gains/losses) and the results of currency hedging contracts. "Central Assets" also allocates economic capital to the business lines which receive notional interest thereon, charged to Central Assets. On the cost side, the segment registers those costs that cannot be attributed to a specific business line. Since January 1, 2005, "Central Assets" has also includeding all the results of the share-leasing activities at Dexia Bank Nederland. Besides, management has chosen to isolate those items which have an influence on the published financial statements, but which, by their nature, render the interpretation of the true underlying trends difficult. This is why the "nonrecurring items" such as one-off capital gains or losses, are isolated and described in detail on page 22 of the Activity Report. And since the introduction of IAS 32&39 in 2005, the variations of income caused by the marking to market of FSA's CDS portfolio (see footnote 1 on page 2) have also been considered "non-operating".
The table below summarizes the aggregate contribution of Central Assets and non-operating items to Dexia's results.

Results from Central Assets and non-operating items

in millions of EUR	Q2 2005*	Q2 2006	H1 2005*	H1 2006
Income	65	120	122	390
Costs	- 66	- 80	- 125	- 146
Gross operating income	**- 1**	**40**	**- 3**	**244**
Cost of risk	55	- 45	- 28	- 29
Impairment on (in)tangible assets	1	0	1	- 1
Tax expenses	- 2	20	80	34
Minority interests	1	6	3	13
Net income – Group share	**52**	**8**	**47**	**235**

* pro forma for Q2 and H1 2005.

In the first six months of 2006, the contribution of all the components described above to the net income – Group share was EUR +235 million, compared to EUR 47 million in the equivalent period of 2005. This stems from various factors impacting almost all the lines of the statement of income, as follows:

Concerning total **income**, the increase from EUR 122 million to EUR 390 million (EUR +268 million) is explained by:

- a EUR 35 million positive mark to market of FSA's CDS portfolio (EUR 21 million in H1 2006 versus EUR -14 million in H1 2005);
- capital gains amounting to EUR 304 million in the first half of 2006 (mostly that on RBC Dexia Investor Services and on Creatis), against EUR 39 million in the first half of 2005;
- a EUR 32 million decrease at Dexia Bank Nederland due to the strong decrease of the share-leasing portfolio;
- the Central Assets underlying contribution (DBnl excluded) of EUR 5 million remains flat between the first half of 2006 and the first half of 2005, and stems from several factors in opposite directions: i) a EUR 33 million revenue increase from foreign exchanges (hedges included) ii) a EUR 13 million revenues from the investment of the hybrid tier 1 securities issued by DCL in 2005 with no equivalent in 2005; iii) a EUR 35 million decrease in net interest earnings, as greater amounts of economic equity were allocated to the business lines; iv) different items for the balance.

During the second quarter of 2006, the income increased by EUR 55 million compared to the same period of 2005, which is explained by:

- a positive EUR 8 million variation of the mark to market of FSA's CDS portfolio;
- EUR 39 million capital gains, of which EUR 17 million coming from the sale of the 25% participation in Creatis;
- a EUR 26 million decrease at Dexia Bank Nederland due to the strong reduction of the share-leasing portfolio;
- a EUR +35 million variation in Central Assets, variation stemming among other from a positive evolution of the foreign exchanges (EUR 34 million), EUR 7 million revenues from the investment of the hybrid tier 1 securities issued by DCL, a negative contribution of interest earnings owing to the economic equity (EUR -17 million), and different items for the balance.

Concerning the **costs,** the increase of EUR 22 million stems from some several items booked in Central Assets, among which costs related to the installation of the new headquarters in Paris and in Brussels; an institutional advertising campaign; provisions to pensions; increasing staff at holding level and consultancy fees.
During the second quarter of 2006, the costs increased by EUR 14 million compared to the same period of 2005 for the reasons discussed above.

The **cost of risk** is EUR 1 million ahead the level reached in the first half of 2005. This slight increase is almost totally linked to Dexia Bank Nederland. In the second quarter of 2006, an additional charge of EUR 42 million was made, resulting from various factors: the unfavorable evolution of the collateral shares, the enlargement of the Duisenberg agreement scope, the effects of quicker ending of contracts as clients are stopping their contracts faster and the improvement on payment behavior.

Finally, concerning the **tax charge**, this first half of 2006, a net tax credit appears again, in the amount of EUR 34 million, against EUR 80 million in the first half of 2005. Last year, it came mostly from the tax incidence of the non-operating items of the period. This year, it is mostly explained by the fact that Central Assets have a negative underlying result (thus tax deductible).

Balance sheet

in billions of EUR	30/06/05	31/12/05	30/06/06	Evolution 06/2006 12/2005
Total assets	**483.4**	**508.8**	**514.7**	**+1.2 %**
of which				
Loans and advances to customers	177.5	192.4	196.2	+2.0 %
Loans and securities	187.4	198.9	209.2	+5.2 %
Total liabilities	**469.6**	**493.1**	**499.4**	**+1.3 %**
of which				
Customers borrowings and deposits	103.3	97.4	100.6	+3.3 %
Debt securities	168.4	175.7	177.9	+1.3 %
Total equity	**13.8**	**15.7**	**15.2**	**-3.1 %**
Core shareholders' equity	10.7	11.5	12.0	+4.5 %
Total shareholders' equity	12.9	14.1	13.8	-2.2 %

PRESS RELEASE



Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 213 50 01 – F. : 02 213 50 80 – pressdexia@dexia.com
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

06/09/2006
1 p.

Capital increase

Dexia SA announces today the launch of a capital increase, by the issuance of new ordinary shares to be placed with institutional investors through an accelerated bookbuilt offering. This capital increase will allow Dexia to raise approximately EUR 1 billion for the purpose of financing part of the acquisition of DenizBank, which was announced on 31 May 2006. Credit Suisse and Dexia Bank are acting as Global Coordinators for the offering. Credit Suisse, Dexia Bank, Goldman Sachs and JP Morgan are acting as Joint Bookrunners.

The result of the offering will be announced after completion of the offering.

This press release does not constitute any offer or solicitation to purchase or subscribe for securities in Belgium, France, Luxembourg or any other jurisdiction in which such offer or solicitation would be unlawful. The distribution of this press release may be restricted by law or regulation in certain countries. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The shares referred to in this press release will not be publicly offered in Belgium, France, Luxembourg or any other jurisdiction and such shares will not be registered in any jurisdiction.

These materials are not for distribution, directly or indirectly, in or into the United States of America. These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities. The securities mentioned herein may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares have not been, and will not be, registered under the Securities Act and will not be publicly offered in the United States.

This press release does not constitute an offer of securities in the United Kingdom and is for information only. It is only directed at "qualified investors" or other persons to whom it can lawfully be directed within section 86(1) of the Financial Services and Markets Act 2000. It is being communicated only to persons who receive the communication in the course of a business which involves dissemination through a publication of information concerning investment activities regulated by the Financial Services Authority, or to persons who have professional experience in matters relating to investments, or to any other persons to whom it can lawfully be communicated. Persons who do not have professional experience in matters relating to investments should not rely on it. Any investment to which this press release relates is only available to relevant persons.